Filed by CBD Energy Limited Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: Westinghouse Solar, Inc.
Commission File No. of Subject Company: 001-33695

This filing relates to the proposed merger of CBD-WS Merger Sub, Inc., a wholly owned subsidiary of CBD Energy Limited, with Westinghouse Solar, Inc., pursuant to the terms of an Agreement and Plan of Merger, dated as of May 7, 2012, by and among Westinghouse Solar, Inc., CBD Energy Limited and CBD-WS Merger Sub, Inc.

Forward-Looking And Cautionary Statements – Safe Harbor

This communication contains forward-looking statements, including with respect to the implementation and effects of a proposed merger between CBD Energy Limited (“CBD”) and Westinghouse Solar, Inc. (“Westinghouse Solar”). Statements made in this communication that are not historical in nature, including those related to future benefits and synergies of the proposed merger, financial standing, cost and supply chain improvements, competitive advantages, international distribution opportunities, growth and profitability, constitute forward-looking statements within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by the use of words such as “expects,” “projects,” “plans,” “will,” “may,” “anticipates,” believes,” “should,” “intends,” “estimates,” and other words of similar meaning. These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them. These statements are subject to risks and uncertainties that cannot be predicted or quantified, and CBD and Westinghouse Solar caution that actual results may differ materially from those expressed or implied by such forward-looking statements. These statements are subject to the following risks and uncertainties: difficulties, delays, unexpected costs or the inability to consummate the proposed merger between CBD and Westinghouse Solar and other transactions referred to in this communication and those described in the documents that CBD and Westinghouse Solar file with the U.S. Securities and Exchange Commission, or the SEC, as well as risks associated with the inherent uncertainty of future financial results, additional capital financing requirements, and development and introduction of new products by CBD, Westinghouse Solar or their respective competitors, uncertainties in the timing of availability and manufacturing volumes of products from suppliers, the effectiveness, profitability, and marketability of new products, the ability to protect and defend proprietary rights and information, the impact of current, pending, or future legislation, regulation and incentive programs on the renewable energy industry and the solar power industry, the impact of competitive products or pricing, technological changes, the ability to identify and successfully acquire and grow distribution customers, and the effect of general economic and business conditions. All forward-looking statements included in this communication are made as of the date of this communication, and neither CBD nor Westinghouse Solar assumes any obligation to update any such forward-looking statements, whether as a result of new information, future events or otherwise.

Statement Regarding Additional Information That Will Become Available

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The publication or distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, CBD, Westinghouse Solar and their respective affiliates disclaim any responsibility or liability for the violation of such restrictions by any person.

This communication is being made in respect of a proposed merger involving CBD and Westinghouse Solar. In connection with the proposed merger, CBD and Westinghouse Solar will file with the SEC a Registration Statement on Form F-4 containing a proxy statement/prospectus, and each of CBD and Westinghouse Solar may file with the SEC other documents regarding the proposed merger. CBD will provide disclosure and arrange for solicitation of the votes of its shareholders in accordance with Australian regulations. Such documents are not currently available. BEFORE MAKING AN INVESTMENT OR VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION ON FORM F-4 CONTAINING A PROXY STATEMENT/PROSPECTUS AND OTHER FILED DOCUMENTS CAREFULLY WHEN THEY BECOMEAVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders may obtain a copy of the Registration Statement on Form F-4 containing a proxy statement/prospectus (when available) and all other documents filed with the SEC by CBD and Westinghouse Solar free of charge at the SEC’s website at www.sec.gov. Investors and security holders may also obtain copies of these documents, free of charge, from Westinghouse Solar by directing a request to Westinghouse Solar, Attention: Margaret Randazzo, (408) 402-9400, or by going to Westinghouse Solar’s website at www.westinghousesolar.com. Additionally, investors may obtain copies of these documents, free of charge, from CBD by going to CBD’s website at www.cbdenergy.com.au/.

Participants in the Merger Solicitation

Westinghouse Solar and CBD, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed merger and related matters. Information regarding Westinghouse Solar’s directors and executive officers is contained in Westinghouse Solar’s annual report on Form 10-K, filed with the SEC on March 16, 2012, and amendment on Form 10-K/A, filed with the SEC on March 26, 2012. Information regarding CBD’s directors and executive officers is contained in CBD’s statement on Schedule 13D, filed with the SEC on January 9, 2012 (as amended to date). Additional information regarding the interests of such potential participants will be included in the Registration Statement on Form F-4 containing a proxy statement/prospectus and the other relevant documents filed with the SEC (when available). Investors can also obtain free copies of these documents from CBD and Westinghouse Solar using the contact information above.

Corporate Headquarters: 1475 South Bascom Avenue, Suite 101, Campbell, CA 95008

Investor Relations Contact:	Company Contact:
Matt Selinger	Margaret Randazzo, Interim Chief Executive Officer
Genesis Select	Westinghouse Solar
(303) 415-0200	(408) 402-9400
mselinger@genesisselect.com	mrandazzo@westinghousesolar.com

Westinghouse Solar Announces Second Quarter 2012 Results

Focus on Completing Merger with CBD, Collaboration and Diversification Efforts

Campbell, CA, August 10, 2012 – Westinghouse Solar, Inc. (Nasdaq: WEST), a designer and manufacturer of solar power systems, today announced its second quarter 2012 financial results.

Westinghouse Solar CEO Margaret Randazzo commented, “The focus this quarter has been on our work toward completing the merger with CBD Energy Limited, and setting the framework for future growth. We managed our costs tightly, reducing our total operating expenses to $2.1 million in the second quarter, compared to $2.7 million in the first quarter of 2012. Settling the patent litigation with ZEP was also a priority. Our collaborative efforts with CBD brought a key international distribution opportunity for Westinghouse Solar during the quarter - a 5 MW order of solar panels from Harvey Norman in Australia. Domestically, these efforts resulted in a win for a design, engineering, procurement and construct (EPC) contract to build a solar system for a school in New Jersey. We are also leveraging our sales channels by partnering with distributors like Comtec, who have embraced the plug-and-play simplicity of the Westinghouse Solar Instant Connect(TM) AC panels. Recognizing the economic headwinds in our industry, particularly in the U.S., we are focusing our efforts on locations without tariffs, and looking for ways to diversify to sustain growth and mitigate volatility in the future.”

Second Quarter Financial Results

Revenue for the quarter ended June 30, 2012 was $1.2 million, compared to $2.8 million in the second quarter of 2011, and $2.4 million in the first quarter of 2012. The year-over-year and sequential declines in revenue were due to decreases in sales to strategic partners and the overall soft solar market conditions following punitive tariff announcements in the U.S. related to solar modules manufactured in China. The year-over-year decline in revenue was also attributable to lower average selling prices. For the first two quarters of 2012, revenue was $3.6 million compared to $4.8 million in the comparable 2011 period, a decrease of 23.6%.

Gross loss for the second quarter of 2012 was $34,000 or 2.8% of revenue, compared to gross profit of $194,000 or 7.0% of revenue for the second quarter of 2011, and $242,000 or 10.0% of revenue for the first quarter of 2012. The year-over-year decline in gross margin was driven by year-to-date impact of imposed tariffs on solar modules manufactured in China and lower average selling prices, partially offset by a decline in panel and component costs. Excluding the tariff expense of $86,000, gross profit would have been $52,000 or 4.3% of revenue.

Total operating expenses in the second quarter of 2012 were $2.1 million, compared to $2.2 million for the same period last year and $2.7 million for the first quarter of 2012. The yearover-year decrease is due to lower sales and marketing costs of $233,000 partially offset by higher general and administrative expenses of $200,000. The year-over-year decrease in sales and marketing costs reflects decreased expenditures for advertising and trade shows, travel costs and payroll and commission expense. The year-over-year increase in general and administrative expenses was due to higher legal and professional fees related to the pending CBD merger transaction and recently settled patent litigation, partially offset by lower payroll costs. Compared to the first quarter of 2012, total operating expenses decreased $555,000 due to declines in general and administrative expense of $400,000 and sales and marketing expense of $156,000. The sequential decrease in general and administrative expenses was due to lower payroll costs and a decline in research and development expenditures, partially offset by higher professional fees related to the CBD merger. The sequential decrease in sales and marketing costs is due to lower payroll and commission costs and decreased expenditures for advertising, trade shows and travel costs. Stock-based compensation expense included in total operating expenses was $145,000 for the second quarter of 2012, compared to $189,000 for the same period of 2011 and $296,000 in the first quarter of 2012. Cash operating expenses (adjusted to exclude stock-based compensation expense and depreciation and amortization expense) were $1.9 million for the second quarters of both 2012 and 2011, and $2.3 million for the first quarter of 2012.

Net loss from continuing operations was $2.2 million in the second quarter of 2012, or $0.12 per share, compared to a net loss of $1.3 million, or $0.11 per share in the same period last year, and a net loss of $2.9 million in the first quarter of 2012, or $0.17 per share. The net loss included favorable non-cash adjustments to the fair value of common stock warrants of $10,000 and $668,000 for the second quarters of 2012 and 2011, respectively, and an unfavorable non-cash adjustment to the fair value of common stock warrants of $437,000 for the first quarter of 2012. Excluding the impact of the common stock warrant fair value adjustments in all periods, net loss from continuing operations for the second quarter of 2012 was $2.2 million or $0.12 per share, compared to a net loss of $2.0 million or $0.17 per share, for the second quarter of 2011, and a net loss of $2.4 million or $0.15 per share, for the first quarter of 2012.

The loss from discontinued operations was $3,000 in the second quarter of 2012, compared to a gain of $10,000 in the same period last year, and a gain of $26,000 in the first quarter of 2012. For the first and second quarters of 2012, the net loss attributable to common stockholders also included non-cash preferred stock dividends of $21,000.

Net loss including discontinued operations and the preferred stock dividend was $2.2 million or $0.12 per share in the second quarter of 2012, compared $2.9 million or $0.17 per share in the first quarter of 2012. Net loss including discontinued operations was $1.3 million or $0.11 per share in the second quarter last year.

Cash and cash equivalents at June 30, 2012 were $193,000. There was a $94,000 balance drawn on the Company’s $750,000 line of credit at the end of the quarter. Common shares outstanding as of June 30, 2012 were 19.2 million compared to 16.0 million at December 31, 2011, and 18.8 million at March 31, 2012.

The number of employees at the end of the second quarter of 2012 was 20 full time equivalents, compared to 31 at June 30, 2011 and 23 at March 31, 2012.

About Westinghouse Solar: (NASDAQ:WEST)

Westinghouse Solar is a designer and manufacturer of solar power systems. In 2007, Westinghouse Solar pioneered the concept of integrating the racking, wiring and grounding directly into the solar panel. This revolutionary solar panel, originally branded "Andalay", quickly won industry acclaim. In 2009, the company again broke new ground with the first integrated AC solar panel, reducing the number of components for a rooftop solar installation by approximately 80 percent and lowering labor costs by approximately 50 percent. This first AC panel, which won the 2009 Popular Mechanics Breakthrough Award, has become the industry's most widely installed AC solar panel. Award-winning Westinghouse Solar Power Systems provide the best combination of safety, performance and reliability, while backed by the proven quality of the Westinghouse name. For more information on Westinghouse Solar, visit www.westinghousesolar.com.

The Westinghouse Solar logo is available at: http://www.globenewswire.com/newsroom/prs/?pkgid=7801

About CBD Energy (ASX:CBD)

CBD is Australia's emerging leader in renewable energy, enabling the efficient use of renewable energy for utilities, businesses and households through operations in wind, solar, energy storage and engineering. It has become one of the largest non-utility suppliers and installers of solar energy generation equipment for both large- and domestic-scale operation in Australia. Utilizing its globally-competitive supply chain, CBD is also currently developing and profitably installing solar projects in Europe and Southeast Asia, both directly and through joint ventures. For more information on CBD, visit http://www.cbdenergy.com.au/.

Forward-Looking And Cautionary Statements – Safe Harbor

This press release may contain forward-looking statements, including with respect to future sales, new products, and implementation and effects of the proposed business combination between Westinghouse Solar and CBD. Those statements and statements made in this release that are not historical in nature, including those related to future revenue, revenue growth, gross margin, operating expense rates, achievement of cashflow and EBITDAS breakeven and profitability, product introductions and cost reductions in future periods, and anticipated outcomes in litigation, constitute forward-looking statements within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by the use of words such as “expects,” “projects,” “plans,” “will,” “may,” “anticipates,” believes,” “should,” “intends,” “estimates,” and other words of similar meaning. These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them. These statements are subject to risks and uncertainties that cannot be predicted or quantified, and CBD and Westinghouse Solar caution that actual results may differ materially from those expressed or implied by such forward-looking statements. These statements are subject to the following risks and uncertainties: difficulties, delays, unexpected costs or the inability to consummate the proposed merger between CBD and Westinghouse Solar and other transactions referred to in this communication and those described in the documents that Westinghouse Solar files with the U.S. Securities and Exchange Commission, as well as risks associated with the inherent uncertainty of future financial results, additional capital financing requirements, and development and introduction of new products by CBD, Westinghouse Solar or their respective competitors, uncertainties in the timing of availability and manufacturing volumes of products from suppliers, the effectiveness, profitability, and marketability of new products, the ability to protect and defend proprietary rights and information, the impact of current, pending, or future legislation, regulation and incentive programs on the solar power industry, the impact of competitive products or pricing, technological changes, the ability to identify and successfully acquire and grow distribution customers, and the effect of general economic and business conditions. All forward-looking statements included in this communication are made as of the date of this communication, and neither CBD nor Westinghouse Solar assumes any obligation to update any such forward-looking statements, whether as a result of new information, future events or otherwise.

Statement Regarding Additional Information That Will Become Available

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The publication or distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, CBD, Westinghouse Solar and their respective affiliates disclaim any responsibility or liability for the violation of such restrictions by any person.

This communication is being made in respect of a proposed merger involving CBD and Westinghouse Solar. In connection with the proposed merger, CBD and Westinghouse Solar will file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 containing a proxy statement/prospectus, and each of CBD and Westinghouse Solar may file with the SEC other documents regarding the proposed merger. CBD will provide disclosure and arrange for solicitation of the votes of its shareholders in accordance with Australian regulations. Such documents are not currently available. BEFORE MAKING AN INVESTMENT OR VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER FILED DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders may obtain a copy of the Registration Statement on Form F-4 containing a proxy statement/prospectus (when available) and all other documents filed with the SEC by CBD and Westinghouse Solar free of charge at the SEC’s website at www.sec.gov. Investors and security holders may also obtain copies of these documents, free of charge, from Westinghouse Solar by directing a request to Westinghouse Solar, Attention: Margaret Randazzo, (408) 402-9400, or by going to Westinghouse Solar’s website at www.westinghousesolar.com. Additionally, investors may obtain copies of these documents, free of charge, from CBD by going to CBD’s website at www.cbdenergy.com.au/.

Participants in the Merger Solicitation

Westinghouse Solar and CBD, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed merger and related matters. Information regarding Westinghouse Solar’s directors and executive officers is contained in Westinghouse Solar’s annual report on Form 10-K, filed with the SEC on March 16, 2012, and amendment on Form 10-K/A, filed with the SEC on March 26, 2012. Information regarding CBD’s directors and executive officers is contained in CBD’s statement on Schedule 13D, filed with the SEC on January 9, 2012 (as amended to date). Additional information regarding the interests of such potential participants will be included in the Registration Statement on Form F-4 containing a proxy statement/prospectus and the other relevant documents filed with the SEC (when available). Investors can also obtain free copies of these documents from CBD and Westinghouse Solar using the contact information above.

CONTACT: FOR WESTINGHOUSE SOLAR:
Investor Relations Contact
Matt Selinger
Genesis Select
(303) 415-0200
mselinger@genesisselect.com

Public Relations Contact:
Gary Mull
Westinghouse Solar Inc.
(408) 402-9478
pr@westinghousesolar.com

FOR CBD ENERGY:
United States Contact:
James Greer
CBD Energy
(917) 714-4791
james.greer@cbdenergy.com.au

Westinghouse Solar, Inc.
Condensed Consolidated Statements of Comprehensive Income (Loss)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011

Net revenue	$1,209,211	$2,757,729	$3,631,551	$4,752,091
Cost of goods sold	1,243,034	2,563,842	3,423,003	4,280,405
Gross profit	(33,823)	193,887	208,548	471,686
Operating expenses
Sales and marketing	467,523	700,103	1,090,703	1,046,431
General and administrative	1,663,885	1,464,269	3,727,294	3,143,214
Total operating expenses	2,131,408	2,164,372	4,817,997	4,189,645
Loss from continuing operations	(2,165,231)	(1,970,485)	(4,609,449)	(3,717,959)
Other income (expense)
Interest income (expense), net	(39,006)	(35,148)	(34,786)	(57,849)
Adjustment to the fair value of common stock warrants	10,303	668,041	(426,640)	1,130,989
Total other income (expense)	(28,703)	632,893	(461,426)	1,073,140
Loss before provision for income taxes and discontinued operations	(2,193,934)	(1,337,592)	(5,070,875)	(2,644,819)
Provision for income taxes	—	—	—	—
Net loss from continuing operations (Note 3)	(2,193,934)	(1,337,592)	(5,070,875)	(2,644,819)
Net income (loss) from discontinued operations, net of tax	(2,880)	9,830	22,973	3,568
Net loss	(2,196,814)	(1,327,762)	(5,047,902)	(2,641,251)
Preferred stock dividend	(21,028)	—	(42,287)	—
Preferred deemed dividend	—	—	—	(975,460)
Net loss attributable to common stockholders	$(2,217,842)	$(1,327,762)	$(5,090,189)	$(3,616,711)

Net loss attributable to common stockholders per common and common equivalent share (basic and diluted)	$(0.12)	$(0.11)	$(0.29)	$(0.31)

Weighted average shares used in computing loss per common share: (basic and diluted)	18,459,159	11,387,874	17,302,561	11,374,872

Westinghouse Solar, Inc.
Condensed Consolidated Balance Sheets

	June 30, 2012 (unaudited)	December 31, 2011
Assets
Current assets:
Cash and cash equivalents	$192,544	$1,346,777
Accounts receivable, net	573,552	1,096,580
Other receivables	467,401	469,469
Inventory, net	2,319,705	4,172,809
Prepaid expenses and other current assets, net	474,423	978,709
Assets of discontinued operations	17,296	87,455
Assets held for sale – discontinued operations	15,570	18,293
Total current assets	4,060,491	8,170,092
Property and equipment, net	116,302	196,718
Other assets, net	1,546,427	955,570
Assets of discontinued operations – long-term	200,000	209,913
Total assets	$5,923,220	$9,532,293

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$3,100,461	$3,865,039
Accrued liabilities	725,191	428,813
Accrued warranty	294,036	217,812
Common stock warrant liability	10,123	317,490
Credit facility	94,077	92,266
Capital lease obligations – current portion	4,731	4,699
Note payable – current portion	95,067	283,252
Liabilities of discontinued operations – short-term	1,117,999	1,308,820
Total current liabilities	5,441,685	6,518,191

Capital lease obligations, less current portion	2,362	4,713
Long-term liabilities of discontinued operations	—	10,200
Total liabilities	5,444,047	6,533,104

Commitments, contingencies and subsequent events (Notes 17 and 18)

Stockholders’ equity:
Convertible redeemable preferred stock, $0.001 par value, 1,000,000 shares authorized; 2,273 shares issued and outstanding on June 30, 2012 and December 31, 2011	751,223	751,223
Common stock, $0.001 par value; 100,000,000 shares authorized; 19,165,060 and 16,040,581 shares issued and outstanding at June 30, 2012 and December 31, 2011, respectively (Note 1)	19,165	16,041
Additional paid-in capital	75,250,830	72,683,781
Accumulated deficit	(75,542,045)	(70,451,856)
Total stockholders’ equity	479,173	2,999,189
Total liabilities and stockholders’ equity	$5,923,220	$9,532,293